[BLANK ROME LLP LETTERHEAD]

Phone:	(215) 569-5530
Fax:	(215) 832-5530
Email:	Stokes@BlankRome.com

February 15, 2012

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:

Satuit Capital Management Trust (the “Trust”)
SEC File Numbers: 333-45040, 811-10103

Dear Mr. Grzeskiewicz:

On behalf of the Trust and its underlying series, Satuit Capital U.S. Small Cap Fund (“Small Cap Fund”) and Satuit Capital U.S. SMID Cap Fund (“SMID Fund” and together with Small Cap Fund, the “Funds”) this letter is in response to the comments  of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by telephone on January 9, 2012 (the “Comments”), regarding the Funds’ initial registration statement on Form N-1A to register common shares of beneficial interest of the Funds filed on November 21, 2011 (the “Registration Statement”).

We have set forth below, in boldface type, the text of each comment in the Comment Letter (numbered in accordance with the Comment Letter) followed by the Funds’ responses.

1.

Comment.  With regard to each Fund, confirm supplementally that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds are not expected to exceed 0.01 percent (one basis point) of average net assets of the Fund.

Response:  Each Fund hereby confirms that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds are not expected to exceed 0.01% of the average net assets of that Fund.

2.

Comment.  With regard to footnote 1 of each Fund’s fee table, delete the clause beginning “and includes” through the end of that sentence.

Response:  The Fund has deleted the applicable language as requested.

3.

Comment.  With regard to each Fund’s fee table, properly assign footnote 2 within the table, as it does not currently appear in the table.

Response:  The Fund has properly assigned footnote 2 to the relevant information in the fee table.

4.

Comment.  With regard to each Fund, delete the projected portfolio turnover rate from the Summary section, although it may appear elsewhere in the prospectus.

Response:  The Fund has deleted the applicable language as requested.

5.

Comment.  With regard to each Fund, disclose what the current range of capitalizations amounts comprise the Russell 2000 Index.

Response:  The Fund has added the following disclosure:

As of the latest reconstitution on May 31, 2011, the capitalization range of companies comprising the Russell 2000 Index is $130,000,000 to $2,971,000,000.

6.

Comment.  With regard to the Satuit Capital SMID Fund, add a definition or explanation of what “SMID” means.

Response:  The Fund has added the following disclosure:

The term SMID is used to refer to small to medium capitalization companies.  As of the latest reconstitution on May 31, 2011, the capitalization range of companies comprising the Russell 2500 Index is $130,000,000 to $7,117,000,000.

7.

Comment.  With regard to each Fund, confirm supplementally that REITs will not represent a principal component of the Fund’s investment strategy and, if not, consider whether the prominence of the current disclosure is appropriate with respect to a non-principal investment strategy.

Response:  Each Fund hereby confirms that REITs will not represent a material component of the Fund’s portfolio.  The Funds have revised the disclosure regarding REITs as follows (conforming revisions have been made with respect to this disclosure by the SMID Cap Fund):

Real Estate Investment Trusts (REITs) may be among the small cap issuers in which the U.S. Small Cap Fund invests.  REITs are pooled investment vehicles which invest primarily in income-producing real estate or real estate related loans or interests. ~~REITs generally are classified as equity REITs, mortgage REITs or a combination of equity and mortgage REITs. Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents. Mortgage REITs invest the majority of their assets in companies that own real estate mortgages and derive income from the collection of interest payments. REITs are not taxed on income distributed to shareholders provided they comply with several requirements of the Internal Revenue Code of 1986, as amended (the “Code”).~~ To the extent the U.S. Small Cap Fund invests in REITs, if any, it will indirectly bear its proportionate share of expenses incurred by REITs in which it invests, in addition to the expenses incurred directly by the U.S. Small Cap Fund.  In addition to the risks applicable to securities by other small cap issuers, ~~REITs are subject to certain additional risks.  REITs are dependent upon management skills, are not diversified, are subject to heavy cash flow dependency, default by borrowers and self-liquidation. REITs are also subject to the possibilities of failing to qualify for tax free pass-through of income under the Code. D~~ due to the cyclical nature of the real estate industry, REITs may under-perform in comparison with other investment sectors.

8.

Comment.  Pursuant to the requirements of Item 11 of Form N-1A confirm supplementally that all policies and procedures that have been adopted by the Board with regard to Frequent Trading have been disclosed with specificity or expand the disclosure to include such policies and procedures.

Response:  Each Fund has reviewed the current disclosure and hereby confirms that all policies and procedures that have been adopted by the Board with regard to Frequent Trading have been disclosed with specificity.

9.

Comment.  The Privacy Policy that appears as part of the filing is not required to be included by Form N-1A.  Either (i) delete the Policy or (ii) delete the caption “Not Part of the Prospectus” and supplementally explain the Funds’ rationale for include the privacy policy in the filing.

Response:  The Trust hereby asserts that its practice to attach the Funds’ Privacy Policy to its registration statement filing promotes public dissemination of such policy and ensures its inclusion in the mailing of any prospectus to a shareholder.  The Funds’ believe that their delivery of the Privacy Policy with the prospectus to all shareholders efficiently satisfies its obligation under Regulation S-P to disclose its privacy policies.

10.

Comment.  With regard to the Funds’ Statement of Additional Information, the Staff notes that no disclosure has been included to indicate that the Funds will incur leverage or invest in derivatives.  Supplementally, confirm that the Funds will not incur any leverage or invest in derivates to any degree.

Response:  Each Fund hereby confirms that it will not incur leverage or invest in derivative securities.

11.

 Comment.  Disclose the affiliation between the Administrator and the Adviser and the Funds, if any.  Supplementally, confirm that no affiliation exists between the Funds or Adviser and any other service providers.

Response:  The Trust hereby confirms that no affiliation exists between the Funds or the Adviser and any service provider other than the Administrator.  The Funds have added the following disclosure regarding the affiliation between the Administrator and the Adviser:

Mr. Sullivan is the President and a control person of the Adviser, and he owns 100% of the Administrator.

12.

Comment.  Disclose the principal address of MSS.

Response:  The Fund has inserted the address, 8000 Town Center Dr., Suite 400, Broadview Heights, Ohio 44147.

*    *    *    *    *    *    *    *    *    *

On behalf of the Trust, Robert J. Sullivan, President of the Fund, acknowledges by letter under separate cover dated February 15, 2012, that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  The Trust thereby further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing.  Moreover, the Fund will not assert the affirmative action by the Commission to declare the Fund’s registration statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the above, please phone me at (215) 569-5530.

Very truly yours,

/s/ Mary K. Stokes

Mary K. Stokes

137253.00101/12164036v.2

www.BlankRome.com

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